

8-52131

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jettrade, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1060 Nimitzview Drive, Suite 205
(No. and Street)

Cincinnati	Ohio	45230-4351
(City)	(State)	(Zip Code)

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street,	1100 Mercantile Center,	Cincinnati,	OH	45202
(Address)		(City)	(State)	(Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2006

-CONTENTS-

Developing People for Superior Service


JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of JetTrade, Inc. as of December 31, 2006 and 2005, and the related statements of income, shareholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2007

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2006 and 2005

		2006	2005
ASSETS:			
Cash and cash equivalents	$	**77,166**	74,721
Commissions receivable		**13,671**	16,045
Secured demand note		**51,805**	50,000
Deferred income tax		**2,850**	2,850
TOTAL ASSETS	$	**145,492**	143,616

- LIABILITIES AND SHAREHOLDERS' EQUITY -

		2006	2005
LIABILITIES:			
Commissions payable	$	**9,443**	11,916
Subordinated borrowings		**51,805**	50,000
TOTAL LIABILITIES		**61,248**	61,916
SHAREHOLDERS' EQUITY:			
Common stock; no par value, 500 shares authorized, 100 shares issued and outstanding		**50,000**	50,000
Additional paid-in capital		**82,231**	69,688
Retained earnings (deficit)		**(47,987)**	(37,988)
TOTAL SHAREHOLDERS' EQUITY		**84,244**	81,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**145,492**	143,616

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2006 and 2005

	2006	2005
COMMISSION INCOME	$ 323,427	289,693
EXPENSES:		
Commission and clearing fees	219,204	179,054
Salaries and benefits	83,231	83,222
Service fees	25,991	23,946
Interest expense	5,000	5,000
Other operating (income) expenses	-	(773)
TOTAL EXPENSES	333,426	290,449
NET LOSS	$ (9,999)	(756)

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – January 1, 2005	$ 50,000	47,688	(37,232)	60,456
Net loss			(756)	(756)
Capital contribution		22,000		22,000
Balance – December 31, 2005	50,000	69,688	(37,988)	81,700
Net loss			**(9,999)**	**(9,999)**
Capital contribution		**12,543**		**12,543**
Balance – December 31, 2006	**$ 50,000**	**82,231**	**(47,987)**	**84,244**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2006

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	**$ (9,999)**	(756)
Adjustments to reconcile net loss to net cash flows from operating activities:		
(Increase) decrease in commision receivable	**2,374**	(5,576)
Increase (decrease) in commissions payable	**(2,473)**	6,348
Expenses contributed to capital	**10,503**	-
NET CASH FLOWS FROM OPERATING ACTIVITIES	**405**	16
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	**2,040**	22,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	**2,040**	22,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	**2,445**	22,016
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**74,721**	52,705
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 77,166**	74,721
Cash paid during the year for interest	**$ 5,000**	5,000

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2006 and 2005

		2006	2005
Subordinated borrowings - January 1	$	50,000	50,000
Increase - Additional subordinated borrowings		-	-
Change in secured demand note collateral value		1,805	-
Decrease - Payment of subordinated borrowings		-	-
Subordinated borrowings - December 31	$	51,805	50,000

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio, in the business of selling investment securities. The Company is registered with the Securities and Exchange Commission ("SEC"), and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

RECEIVABLES AND CREDIT POLICIES-
Commissions receivable represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables.

Commissions receivable are stated at the amount billed. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

REVENUE RECOGNITION-
Securities transactions and related commission income and expenses are recorded on a trade date basis.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects managements estimate of the loss carry forward that may not be realized.

NOTE 2 - SUBORDINATED BORROWINGS

Subordinated borrowings, subject to a collateral agreement, consisted of a $50,000 subordinated demand note with a current balance of $51,805 and $50,000 at December 31, 2006 and 2005, respectively. The balance will fluctuate, above $50,000 as the value of the related security account increases or decreases. The note is due August 31, 2009 and bears interest at 10%. Interest on the borrowing amounted to $5,000 during the years ended December 31, 2006 and 2005.

The subordinated debt is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted collateral with a fair value of $51,805 at December 31, 2006 for the secured demand note. The Company is permitted by contract to sell, or pledge, this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

NOTE 3 - INCOME TAXES

The provision for income tax expense consists of the following:

	2006	2005
Current tax expense	$ (1,613)	(113)
Deferred tax benefit	1,613	113
Income tax expense	$ -	-
Gross deferred tax assets	$ 7,426	5,813
Valuation allowance	4,576	2,963
Net deferred tax asset	$ 2,850	2,850

The Company has net operating loss carry forwards of $49,505 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2026.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2006, the Company had net capital, as computed under Rule 15c3-1, of $124,629 which was $24,629 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $9,443 at December 31, 2006.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is 99% owned by JetTrade Holdings, LLC ("LLC"), an entity that provides the Company the use of premises, furniture and equipment, and provides accounting, advertising, internet access, and other services. Under an operating agreement with LLC, the Company pays 20% of the total expenses of LLC in exchange for the above arrangement. Total expenses payable to LLC under this agreement were $25,613 and $23,650 for the years ended December 31, 2006 and 2005, respectively. During 2006, $10,503 of the payments due under the agreement were treated as a contribution of capital by LLC. In addition, the majority owner of LLC transacts trades for the Company for which commissions and clearing fees of $219,204 and $179,054 were paid to the majority owner during the respective years ended December 31, 2006 and 2005.

NOTE 6 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2006.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

Developing People for Superior Service


JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders'
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying financial statements of JetTrade, Inc. as of and for the year ended December 31, 2006 and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2007

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

NET CAPITAL:	
Total shareholders' equity	$ 84,244
Deduct - shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	84,244
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	51,805
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	136,049
Deductions and/or charges -	
Non-allowable assets:	
Deferred income tax	2,850
Payroll account	40
Secured demand note deficiency	8,530
Net capital before haircuts on securities positions	124,629
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	
Trading and investment securities:	
Other securities	-
Undue concentrations	-
NET CAPITAL	$ 124,629

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006
(Continued)

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accrued expenses	$	9,443

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	630
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	24,629
Excess net capital at 1000%	$	123,685
Ratio of aggregate indebtedness to net capital		.005 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	124,629
Non-allowable assets		-
Net audit adjustments:		
Service fee expense due to parent company		(10,503)
Contribution of fee to capital by parent company		10,503
NET CAPITAL	$	124,629

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report on Supplementary Information.


JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of JetTrade, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 21, 2007

END